01—

Q1 2021 UPDATE



Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the "Company"). Such statements are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. The Company's actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "potential," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company's control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID-19 or other adverse public health developments on the Company's business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

Financial Statement Presentation

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board ("IFRS") and are denominated in Euros ("EUR" or "€").



02—

LETTER EXECUTIVE COMMITTEE



Frederico Figueira de Chaves
Director and Chief Financial Officer



Jaime Silva
Director and Chief Technology Officer



João Teixeira Wahnon
Director and Chief of Business Development

Dear Shareholders,

The first quarter of 2021 was our first as a public company and also the first time we are providing a formal quarterly update. Going forward we will look to provide business updates on a quarterly basis which will include key financial data, outstanding share and warrant figures, business development updates and other items we believe are important for investors to be kept informed on.

During this quarter, as the hydrogen market continues to develop, we saw growing interest in Fusion Fuel's technology and value proposition across a range of industries and geographies. Although the market did see a price adjustment across the industry in general for SPAC and growth-related companies during the quarter, the fundamental hydrogen market continues to show robust growth and potential.

Financial

As expected, the first quarter was relatively quiet from a financial operations perspective. The firm booked revenues in Q1 of €464k related to how we book the transfer of custom-made components to our production partner, which are further processed during the fabrication of the HEVO-SOLAR units. Therefore, the cost of sales matches the revenues as we are passing through those custom-made components at cost to our production partner. This is being done so that we are in control of the stock of these components. One of the main challenges we currently face is in our procurement activities and ensuring that we get timely delivery of components, so we made the strategic decision to invest in our raw materials inventory wherever possible to secure the coming production requirements.

The majority of expenses booked for the quarter are related to the contingent capital in the form of share-based payment expenses which will accrue monthly at a rate of €1.6m until end of June 2022 unless the contingent capital is earned before this date. In addition, the fair-value treatment of the warrant obligations and the decrease in the value of the warrants in 1Q 2021, meant that the difference between the value at year end 2020 and the end of the first quarter 2021 had a positive impact on the pre-tax impact of €14.9m. It is important to note that neither of these are actual cash expense / earnings to the firm but rather a reflection of the valuation of these instruments at a specific point in time.

During the quarter, roughly 1.1m warrants were exercised, resulting in capital inflows of around USD 12m, bringing our total cash and cash equivalent at the end of the quarter to €61.8m. In the coming quarters we expect a substantial portion of this balance to be used in the development of Fusion Fuel hydrogen plants as well as on the establishment of our own production facility.

Business Development

The first quarter saw a spike in activity across all relationships and projects. In Spain we saw a marked increase in the interest related to hydrogen refueling stations, as evidenced by the kick-off of our partnership with CEEES. Also, in Spain we signed two MoUs for synthetic fuel plants with different partners. In Portugal, we submitted a project to Portugal's Operational Program for Sustainability and Efficient Use of Resources (POSEUR) and were a part of two other submissions as the provider of electrolyzer technology. Finally, we continued to make progress in the negotiations and discussions related to other large-scale projects, such as the green ammonia projects announced in Morocco and in Sines.

This quarter saw the kick-off of construction at the site in Evora, which will be the first solar to hydrogen project in Portugal. We have also commenced the process of securing the permitting and land required for some of the future projects we will look to develop.

More recently, we have announced strategic partnerships in new regions outside of our immediate addressable market – ones with both extremely high solar radiation, as well as existing energy industries and the infrastructure to support large scale exports. We are very excited about the potential these partnerships have for Fusion Fuel and we look forward to working closely with our counterparts at CCC and Ampol to create what will be the most cost-competitive green hydrogen offerings in those markets.

R&D

The R&D team has been busy with Evora, accompanying and leading the installation of the first industrial scale units and production volumes for the demonstrator plant. It has been incredibly rewarding to see our technology, which spent the better part of three years in R&D, come to life and finally be deployed at industrial scale. We are especially pleased as all initial tests indicate the HEVO-SOLAR units are working as expected.

Not content with going live with this radically differentiated offering during Q1 and the first weeks of Q2, the team has been focused on building on our technology advantage by further improving the HEVO-SOLAR both in terms of cost and efficiency. We have continued to hire talented individuals in our CTO area to deepen our bench of technology specialists and have recently entered into

strategic partnerships with leading researchers from institutes around the world to further build on our existing capabilities. We are now pursuing several different innovation angles with researchers from Fraunhofer and the University of New South Wales in Australia, including solar concentration, hydrogen production, and hydrogen storage. We believe partnerships such as these, combined with our own in-house talent, will allow us to extend our technology advantage.

Thank you

In January we stated our three core goals for the year. We believe these continue to be the single most important items in 2021 for the success of the firm. We are keenly focused on achieving these milestones and believe our accomplishments in the first quarter and what we have already seen in the second quarter indicate that we are on track.

Looking beyond these focus areas for 2021, we have already started to lay the groundwork for significant commercial and strategic activities outside of our initial business plan thanks to partnerships in the Middle East and Australia. These were both markets where we planned to establish a presence, but we had not initially contemplated doing so during 2021. This is reflective of the fluidity and dynamism of the green hydrogen market – we saw the opportunity to establish a strategic position in these regions with key ecosystem.

The first three months of the year have been very promising, we look forward to updating you again at our next quarter. Thank you for your encouragement and trust that you continue to put in us.

Your Executive Committee,

Frederico Figueira de Chaves
Director and Chief Financial Officer

Jaime Silva
Director and Chief Technology Officer

João Teixeira Wahnon
Director and Chief of Business Development



03—

Q1 HIGHLIGHTS & FINANCIAL REVIEW


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Highlights of the quarter

Finance Highlights

- Q1 Revenues of €0.5m and cost of sales of €0.5m – related to the purchase and subsequent sale of custom-made components to production partner
- Cash and cash equivalent at end of Q1 of €61.8m
- Q1 Operating loss of €6.5m driven by share-based payment expenses from the business combination agreement

Commercial Highlights

- Balboa synthetic fuel plant with Grupo Industrial CL announced
- MoU with the Spanish Association of Service Stations announced
- Demonstrator plant and partnership with BGR Energy in India announced
- Magnesitas synthetic fuel plant with Magnesitas de Rubian S.A. announced
- Zoilo Rios project to supply Green Hydrogen to Spain's first Hydrogen refueling service station announced
- Development and construction at the inaugural Evora plant started

2021 Subsequent Events

Commercial Highlights

- Agreement with Elecnor for the development of green hydrogen projects in Spain
- Partnership with CCC to develop pilot plants to produce Green Hydrogen in the Middle East
- Heads of Agreement with Ampol to install a demonstrator plant to produce green hydrogen in Australia and, if successful, provides the basis to pursue other green hydrogen projects in the region
- First HEVO-Solar units installed at the Evora plant

R&D Highlights

- Strategic research partnerships with Fraunhofer & the University of New South Wales in Australia

Key Figures

KEY FINANCIALS & FIGURES (€000'S)	1Q 2021	Full Year 2020
REVENUES[1]	464	-
COST OF SALES[1]	(464)	-
TOTAL OPERATING EXPENSES	(6,565)	(182,601)
o/w transaction & listing expenses[2]	-	(177,146)
o/w share-based payment expenses[3]	(4,896)	(1,438)
OPERATING LOSS	(6,565)	(182,601)
PRE-TAX INCOME (loss)	9,591	(183,130)
o/w fair value movement - warrants[4]	14,897	(12,986)
CASH & CASH EQUIVALENT	61,796	58,007

[1] Revenues for 1Q 2021 are related with the supply of custom-made components to our production partner MagP, S.A. for further processing and production of the HEVO-SOLAR units. This supply is valued at cost of acquisition.

[2] In accordance with IFRS 2, the merger is not considered a business combination, but rather as the equivalent of Fusion Fuel issuing shares for the net assets of HL Acquisitions, accompanied by a recapitalization. Because HL Acquisitions is not considered a business, its net assets, mostly cash, are recorded at historical cost with no goodwill or other intangible assets recognized, while the shares issued by the Company to acquire HL Acquisitions are recorded at the fair value of the equity instruments issued. Operations prior to the business combination are those of Fusion Fuel Portugal.

The fair value of the Fusion Fuel equity instruments issued to acquire HL Acquisitions is calculated by reference to the market value of the HL equity as of the date of the HL shareholder vote on December 4, 2020. As per IFRS 2, the excess of the value of the equity instruments issued over the net assets of HL Acquisitions (incl. the PIPE) of EUR 177m does not qualify as an intangible asset and is considered to be the cost of listing Fusion Fuel's shares and is reflected as Listing expenses on Fusion Fuel's income statement. A detailed breakdown of the listing expenses can be found in the Financial Commentary in the 20-F section of the 2020 annual report.

[3] As part of the merger outlined in 2 above, the Company agreed to a potential additional equity payment to certain former shareholders of Fusion Fuel who became employees of and service providers to the Company. As these awards are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share and warrant awards in equity with a corresponding compensation expense in the income statement. The shares and warrants expected to be awarded are estimated and measured at grant-date fair value and attributed to the income statement on a straight-line basis from the period from grant to expiration on June 30, 2022. This is a non-cash expense.

[4] Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and transaction costs are expensed to profit or loss. The Company's warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the tradeable warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW. The fair value of non-tradeable warrants is determined with reference to the market value of the traded warrants, adjusted for an illiquidity

SHARES AND WARRANTS AT PERIOD END	MARCH 31, 2021	DECEMBER 31, 2020
ORDINARY SHARES	-	-
Class A	10,993,722	9,929,216
Class B	2,125,000	2,125,000
TOTAL	13,118,722	12,054,216
WARRANTS OUTSTANDING AT PERIOD END	8,869,633	9,929,139

FUSION-FUEL™

Executive Offices

Ireland
FUSION-FUEL Green Plc.
10 Earlsfort Terrace
Dublin 2 D02 T380
Ireland
contact@fusion-fuel.eu

Portugal
FUSION-FUEL Green Plc.
Rua da Fabrica, S/N, Sabugo
2715-376 Almargem do Bispo
Portugal
contact@fusion-fuel.eu

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.fusion-fuel.eu

Shareholder inquiries can also be directed to Investor Relations via email at ir@fusion-fuel.eu

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of FUSION-FUEL Green Plc. regarding lost or stolen stock certificates, dividends, changes of address, and other issues related to registered share ownership should be addressed to:

Mark Zimkind
1 State Street
New York, NY 10004